EXHIBIT 12

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2007	2006	2005
Earnings
Pre-tax earnings	$ 28,929	$ 22,846	$16,048
Plus: Interest expense recognized	3,731	3,635	1,433
Total earnings	32,660	26,481	17,481

Fixed charges
Interest expenses for the period	3,731	3,635	1,433
Total fixed charges	$ 3,731	$ 3,635	$ 1,433

Coverage Ratio	8.75	7.29	12.20